

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Jeffrey M. Canouse
Chief Executive Officer
New America Energy Corp.
240 Vaughan Drive Suite B
Alpharetta, GA 30009

>   **Re: New America Energy Corp.**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed June 8, 2021**
>   **File No. 024-11444**

Dear Mr. Canouse:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A dated June 8, 2021

Dilution, page 12

1.   Please revise the offering price per share in the table ($0.05) to agree to the offering price on page ii ($0.0005) and revise the number of shares to be sold in the offering in the table (1.5 billion) to the shares to be sold on page ii (3 billion). Also, correct the dilution of net tangible book value per share to purchasers in the offering in the table or show us how you determined the amount is only $(0.00053).

You may contact Ibolya Ignat at (202) 551-3636 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at (202) 551-7976 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matt Stout